Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges for TEPPCO Partners, L.P.

	2001	2002	2003	2004	2005
	(as restated)	(as restated)	(as restated)	(as restated)
			(in thousands)
Earnings
Income From Continuing Operations *	92,533	105,882	104,958	115,347	141,789
Fixed Charges	68,217	73,381	93,294	80,695	93,414
Distributed Income of Equity Investment	40,800	30,938	28,003	47,213	37,085
Capitalized Interest	(4,000)	(4,345)	(5,290)	(4,227)	(6,759)

Total Earnings	197,550	205,856	220,965	239,028	265,529

Fixed Charges
Interest Expense	62,057	66,192	84,250	72,053	81,861
Capitalized Interest	4,000	4,345	5,290	4,227	6,759
Rental Interest Factor	2,160	2,844	3,754	4,415	4,794

Total Fixed Charges	68,217	73,381	93,294	80,695	93,414

Ratio: Earnings / Fixed Charges	2.90	2.81	2.37	2.96	2.84

*	Excludes minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings.